Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Borders Group, Inc. for the registration of common stock, warrants, subscription rights, debt securities, stock purchase contracts and stock purchase units as listed in such registration statement and to the incorporation by reference therein of our reports dated March 30, 2007, with respect to the consolidated financial statements of Borders Group, Inc., Borders Group, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Borders Group, Inc., included in its Annual Report (Form 10-K) for the year ended February 3, 2007, filed with the Securities and Exchange Commission.
Ernst & Young LLP
Detroit, Michigan
March 30, 2007